CANALASKA URANIUM LTD.

CORPORATE GOVERNANCE POLICY

CORPORATE GOVERNANCE OBJECTIVES

The objective of this corporate governance policy is to set out an effective, transparent system of guidelines establishing the accountability for the supervising and managing of the affairs of CanAlaska Uranium Ltd. (the “Company”).  These guidelines have been implemented to insure that adequate information is made available so that management decisions can be independently monitored and reviewed.

It is management’s belief that through the implementation of these practices, the overall stewardship of the Company will be affected in a positive way, by strengthening the effectiveness of its Board of Directors and by empowering the independent action of its special committees.

Within the framework of ongoing development and implementation of these policy’s and procedures, the Company will realize a more comprehensive system of communicating and reporting which in turn will insure a high level of confidence from all of its shareholders and business partners.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Committee

A Corporate Governance Committee (CGC) has been established for the Company.  The Committee is to consist of the lead director and two independent directors.  The Chairperson will be the lead director.  The term for the members of the CGC will be for one year at which time they may be re-nominated.

The duties of the committee are to oversee all key issues relating to the Company’s corporate governance including:

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Identify suitable corporate governance policies

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Regulate board organization and other committee structures

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Assess potential candidates for nomination to the Board

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Review the performance of the Board

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Oversee selection and appointment of the CEO

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Develop suitable policies for management succession

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Specify Board composition and qualifications

Code of Ethics

The CGC shall have the responsibility to develop and maintain a Code of Ethics for the Company to be used as principle guidelines of conduct for all of its directors, officers, contractors, consultants, advisors and employees.  The code will be included in the orientation of all new employees, directors, officers, contractors, consultants, advisors and committee members.

These guidelines shall include accountability to adherence to the code and a system for the reporting of unethical conduct.  This Code of Ethics will be reviewed and amended by the CGC at a minimum of an annual basis.

Board Mandate

The CGC will have the responsibility to see that the board adopts a written mandate which outlines and acknowledges the responsibility of the members.  This mandate will include, among other things, establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of any conflicts of interest and disclosure policies.  This mandate must include a process where any breach of the directives of this mandate can effectively be reported and dealt with.

Board Composition

The Board is currently comprised of 6 members.  This is considered to be the optimal size at this time.  The Board will reconsider its actual size from time to time.

The Board believes that the majority of its members should be independent.  On an annual basis the Board will determine which of its directors is independent based on the rules of applicable securities regulators and will publish its determination in the management proxy circular for the Company’s annual meeting of shareholders.

Director Expectations

The CGC shall be responsible to develop a comprehensive list of expectations of its directors.  The CGC members have the responsibility to insure that the existing directors have an orientation including an overview of the roll of the board of directors.  Any new incoming directors shall be made familiar with these expectations and understand that they must be willing to comply with the duties and responsibilities of the directorship.  The directors will receive a copy, read, and be familiar with the Company’s Code of Ethics and Disclosure Policy  The CGC will review these guidelines at least on an annual basis for any changing requirements of its board.

Advisory Board Guidelines

The CGC has developed set of guidelines for the members of its advisory board.  Each of the Company’s advisors will receive a copy of the guidelines along with a copy of the Code of Ethics and Disclosure Policy.   The guidelines will be reviewed and amended as required on an annual basis.

Nomination Committee

The CGC will also act as the Company’s Nominating Committee and as such will have the responsibility of identifying individuals qualified to become members of the board, or to sit on any of its committees.  The CGC will recommend changes in the composition of the board or any of its committees when deficiencies have been identified, and will carry out a complete assessment of the performance of the board on an annual basis.

Compensation Committee

The Company’s compensation committee is comprised of one management director and two independent members of the audit committee.  This committee must review the compensation of senior management on an annual basis and assist in the administration of the Company’s employee stock option plan.

The Compensation Committee is responsible for ensuring that the remuneration and incentive packages of Executive Management are fair and suitable to attract, motivate and retain personnel of the right calibre to meet the organizations needs.  The Compensation Committee should establish a framework for all remuneration packages within the Company.

Compensation policies established by the committee should be in line with the Company’s overall strategic goals and objectives and should be linked to the achievement of these goals.  The policies should be constructed to avoid creating conflict of interest situations thereby ensuring that the executive management and other employees are encouraged to always act in the best interest of the Company.

The committee should consider the issues of compensation differentials within the organization to ensure that there is parity between the compensation of executives and the value of their contribution to the organization.  There should be particular consideration given to CEO remuneration levels to ensure that performance and reward are linked in accordance with usual practice within that industry, relative values at other similar organizations and previous awards given in prior years.

Audit Committee

The CGC has the responsible to see that the Company is in compliance with the requirement to appoint the audit committee after each annual shareholders meeting.  The audit committee is to be comprised of 3 independent directors.

The audit committee is among other things charged with the responsibility of establishing auditor independence, to access the effectiveness of internal control system and for reviewing and approving the quarterly and annual financial statements of the Company before they are forwarded for full board approval and then distributed to the public.

The CGC will review and approve the Audit Committee Charter on an annual basis.

Public Disclosure of Corporate Governance

The Company will disclose on its website the current version of these guidelines, the Code of Ethics, Audit Committee Charter, Disclosure Policy and any other policies that are developed in the future.

Approved by the Board of Directors of CanAlaska Uranium Ltd. - June 23, 2008.